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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2000.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                BEECHFIELD HOUSE
                            LYME GREEN BUSINESS PARK
                         MACCLESFIELD CHESHIRE SK11 0JL
                                     ENGLAND
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   [X]             Form 40-F   [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [ ]                    No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_________________.

         The Registrant is furnishing a copy of its announcement as reported to the Company Announcements Office of the London Stock Exchange on November 30, 2000.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PROTHERICS PLC

Date:  December 13, 2000              By:  /s/ Andrew J. Heath
                                           ------------------------------------
                                           Andrew J. Heath, M.D., Ph.D.
                                           Chief Executive Officer


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[PROTHERICS LOGO]
                                                                30 November 2000

PROTHERICS PLC

              ANGIOTENSIN VACCINE ENTERS PHASE II TRIALS FOLLOWING
                    EVIDENCE OF PROOF OF CONCEPT IN PHASE I

               BLOOD PRESSURE REDUCTION FOUND IN NORMAL VOLUNTEERS

Protherics PLC, a UK-based biotechnology company, is pleased to announce that analysis of results from the Phase I trial of its angiotensin vaccine indicates that the product was able to lower blood pressure in normal volunteers. Supported by these encouraging results, the product will now enter Phase II trials.

In Phase I, the reduction in the blood pressure of the normal volunteers, as compared to the control subjects who did not receive the vaccine, was statistically significant (see notes). This result provides strong evidence of pharmacological proof of concept for the angiotensin vaccine, a unique product under development for the treatment of high blood pressure (hypertension) and heart failure.

Protherics has received UK regulatory clearance to undertake Phase II trials for the angiotensin vaccine. Having recently received its CTX (Clinical Trial Exemption) for clinical trials in patients, Protherics intends to start the initial Phase IIa study in December. This stage will involve a total of 24 patients with high blood pressure to establish the preferred dosing schedule for the vaccine. Once this schedule is determined, Protherics will undertake a larger Phase IIa trial to further demonstrate the ability of the vaccine to control blood pressure in patients with hypertension. This programme is expected to begin in the third quarter next year and take approximately 9 to 12 months to complete.

Hypertension is one of the most common medical conditions in developed countries and is a risk factor for developing heart attacks, heart failure, blood vessel problems or kidney damage. Current treatments are tablet based and require daily dosing, often for life. The pharmaceutical market for high blood pressure treatment is the largest single therapeutic sector in the world, with sales exceeding US $20 billion per annum world-wide.

CHIEF EXECUTIVE ANDREW HEATH COMMENTED:

"It is significant that early trials have been able to provide indications of proof of concept for our angiotensin vaccine, demonstrating its ability to lower blood pressure in people. This is an unusually strong foundation from which to progress to Phase II trials and is another major step forward in building Protherics' immunotherapeutic pipeline following the recent FDA approval of our rattlesnake antivenom, CroFAb."



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FOR FURTHER INFORMATION:

Andrew Heath
Chief Executive, Protherics PLC                           +44 (0) 20 7426 4690

Arthur Rushton
Chief Operating Officer, Protherics PLC                   +44 (0) 1625 500555

Laura Frost
The Maitland Consultancy                                  +44 (0) 20 7379 5151


NOTES ON PHASE I TRIAL RESULTS

Analysis of the repeat dose Phase I study (PMD3117/002) has shown that the 24 hour blood pressure profile in immunised volunteers receiving a low salt diet was lower than in control. This effect was more marked during the night time, when immunised subjects had, on average, a diastolic blood pressure more than 6mmHg lower than control subjects, and this difference was statistically significant. Producing a similar reduction to that demonstrated in the Phase I trials in patients with high blood pressure would be clinically beneficial.

BACKGROUND INFORMATION ON HYPERTENSION

Hypertension affects about 20 per cent of the middle-aged adult population with the frequency of occurrence increasing with age to 50 per cent in the over 65s. Many patients with high blood pressure fail to reach target levels of reduction in blood pressure in part due to failure to take prescribed treatment regularly. A recent UK survey by the Blood Pressure Association showed that half of the 1,500 high blood pressure patients surveyed were not having their blood pressure adequately controlled while half of the respondents also experienced side effects from their medication demonstrating the need for better treatments.

Protherics' Angiotensin vaccine is intended to replace or complement existing treatments by reducing the number and dose of conventional drugs needed by the patient. This should improve compliance with existing treatments and thereby increase cost-effectiveness of treatment for this condition.

Protherics PLC

Protherics PLC was formed in September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutic products, based on its proprietary antibody and vaccine technologies, and computer aided molecular design.

The Company's ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.




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An electronic version of this will be available on the Company's website:
http://www.Protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called `forward looking statements'. These statements can be identified by introductory words such as `expects', `plans', `will', `estimates', `forecasts', `projects', words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.